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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52806

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2016___ AND ENDING ___12/31/2016___
                                          MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___450 Park Ave , 32nd Fl___
(No. and Street)

___New York___   ___NY___   ___10022___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Ms. Isabela Behar___   ___212-888-9142___
                                              (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___KPMG LLP___
(Name – if individual, state last, first, middle name)

___345 Park Avenue___   ___New York___   ___NY___   ___10154-0102___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Isabela Behar_____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Bradesco Securities, Inc._____, as of
_____December 31, 2016 , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:



_____
Signature

_____
CCO
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows .
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
  solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



JULIO MALDONADO JR
Notary Public - State of New York
NO. 01MA6156501
Qualified in Nassau County
My Commission Expires __11/13/2018__

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Bradesco Securities, Inc.:

We have audited the accompanying statement of financial condition of Bradesco Securities, Inc. as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bradesco Securities, Inc. as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
February 22, 2017

KPMG LLP is a Delaware limited liability partnership and the U.S. member
firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International"), a Swiss entity.

BRADESCO SECURITIES, INC.

(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$	5,163,411
Short term investments		5,024,444
Receivables from clearing organization		9,482,657
Securities owned, at fair value		10,908,797
Equipment and leasehold improvements at cost (accumulated depreciation of $906,246		15,405
Receivables from affiliates		3,687,225
Taxes receivable		174,755
Deferred tax assets, net		2,454,808
Other assets		650,983
Total assets	$	37,562,485

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	6,467,841
Total liabilities		6,467,841
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued and outstanding 11,000 shares		11,000
Additional paid-in capital		21,989,000
Accumulated earnings		9,094,644
Total stockholder's equity		31,094,644
Total liabilities and stockholder's equity	$	37,562,485

See accompanying notes to Statement of Financial Condition.

1

(1) Description of Business

Bradesco Securities, Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A. (the Bank), is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a nonclearing member of the Financial Industry Regulatory Authority, Inc. (FINRA). During the normal course of business, the Bank, together with affiliated companies, provide and account for a significant portion of the Company's business activities. The Company assists in the marketing of IPO securities on behalf of the Bank and distributes the Bank's research outside Brazil. The Company also provides services by acting as an intermediary for securities purchases and sales by introducing institutional clients to Bradesco SA Corretora (Corretora). The Company's business consists of performing certain execution services for institutional clients in transactions in the U.S. capital markets. Securities transactions are made on a DVP/RVP (delivery versus payment/receipt versus payment) basis. The Company also functions in the capacity of a placement agent in private offerings.

The accompanying Statement of Financial Condition has been prepared from the separate records maintained by the Company, and may not necessarily be indicative of the financial condition that would have existed if the Company had operated as an unaffiliated company (see note 4).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

This Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

(b) Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires the Company's management to make estimates and assumptions. The reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition, during the reporting period, are affected by these estimates, the most significant of which are disclosed in the notes to the Statement of Financial Condition. Estimates, by their nature, are based on available information. Therefore, actual results could materially differ from those estimates.

(c) Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments held in the ordinary course of business, with original maturities of less than ninety days that include cash and deposits held with affiliates and other financial institutions.

(d) Short Term Investments

Short term investments are made up of time deposits held with an affiliate with original maturities of greater than ninety days, but less than one year.

(Continued)

(e) Clearing Arrangements

The Company clears all of its customer transactions through its correspondent clearing broker on a fully disclosed basis as outlined in the clearing agreement between the Company and its correspondent clearing broker. As of December 31, 2016 the Company had a $9,482,657 receivable from clearing organization, of which $100,000 held in deposit as required by the clearing agreement.

(f) Securities Transactions

Investment securities owned, representing U.S. dollar denominated Euro Bonds (Euro Bonds), are carried at fair value. See note 3 for more information.

Securities transactions are recorded on a trade date basis.

(g) Deferred Taxes

The Company uses the asset and liability method to provide for income taxes in accordance with Accounting Standards Codification (ASC) 740, *Income Taxes*. Deferred tax assets and liabilities are recorded and adjusted for the future tax consequences of events that have been recorded in the financial statements or the tax returns. Differences between the carrying amounts of existing assets and liabilities on the financial statement and their respective tax bases are attributable to these deferrals. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The federal, state and local deferred tax asset is included in the deferred tax amount in the Statement of Financial Condition.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10, Income Taxes. ASC 740-10 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statement.

(h) Equipment and Leasehold Improvements

Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Equipment is depreciated using the straight-line method, based on the estimated useful life. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the terms of the respective lease.

(Continued)

(i)   *Fair Value of Financial Instruments*

Fair value measurements are used to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements. Securities owned and securities sold, but not yet purchased are recorded at fair value on a recurring basis.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

(3)   Fair Value of Assets

As of December 31, 2016, the Company has investments in Euro Bonds of $10,908,797 stated at fair value. These investments are held by the affiliated custodian Banco Bradesco Grand Cayman.

The fair values of the Euro Bonds are considered to be Level 2 on the fair value hierarchy, which is based on quoted prices. The Company's management continuously reviews the instruments in order to determine the fair value level that should be applied to those investments.

The Company did not have any assets that would be reported in Level 3 at December 31, 2016. Additionally, there were no transfers between level 1 and level 2 during the year ended December 31, 2016.

(Continued)

(4) Transactions with Related Parties

During the normal course of business, the Bank, together with affiliated companies, provide and account for a significant portion of the Company's business activities. The Company assists in the marketing of IPO securities on behalf of the Bank and distributes the Bank's research outside Brazil. The Company also provides services by acting as an intermediary for securities purchases and sales by introducing institutional clients to Bradesco S.A. Corretora (Corretora). As of December 31, 2016, the receivable from affiliates balance was $3,687,225.

At December 31, 2016, cash and cash equivalents included in the accompanying Statement of Financial Condition consists of operating accounts with the Branch and amounted to $5,163,411.

At December 31, 2016, short term investments included in the accompanying Statement of Financial Condition consist of a time deposit with the Branch maturing on July 7, 2017. It amounted to $5,024,444. Equipment and Leasehold Improvements

(5) Equipment and Leasehold Improvements

The Company's equipment and leasehold improvements, at December 31, 2016, are summarized as follows:

Equipment	$	571,462
Furniture & Fixtures		337,470
Leasehold Improvements		12,719
Less accumulated depreciation and		
amortization		(906,246)
Total	$	15,405

(6) Employee Benefit Plan

The Company has a 401(k) Plan under the Branch whereby employees voluntarily participate in the Plan. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 5% of the employees' contribution, and then management has the ability to make discretionary contributions above the matching contribution. However, matching contributions cannot exceed defined limits set by the Bank.

(Continued)

(7) Deferred Taxes

The components of the deferred tax assets and liabilities at December 31, 2016 are summarized as follows:

Deferred tax assets:		
Accrued bonuses	$	2,206,781
Capital loss		65,012
Unrealized gain/(loss)		248,678
Less valuation allowance		(65,012)
Deferred tax asset		2,455,459
Deferred tax liability:		
Depreciation		(651)
Total deferred tax liability		(651)
Net deferred tax assets	$	2,454,808

As of December 31, 2016, the Company had a net deferred tax asset of $2,454,808 on which a valuation allowance of $65,012 was provided primarily related to a capital loss carry forward in 2015 of $181,227 that, in the judgment of management is not more likely than not to be realized. The Company recorded the valuation allowance in the current year given the market uncertainties surrounding future capital gains to offset such loss carry forward which is due to expire in 2019.

The Company has not recognized any uncertain tax positions as of December 31, 2016.

(8) Concentration of Credit Risk

Credit risk is the amount of loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by clearing brokers pursuant to clearing agreements. The clearing brokers, as well as the Company, review the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

(Continued)

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Notes to Statement of Financial Condition

December 31, 2016

(9)   Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. At December 31, 2016, the Company had net capital of $2,953,511 which was $2,522,321 in excess of required net capital. Aggregate indebtedness as of December 31, 2016 was $6,467,841 resulting in a net capital percentage of 218.99%.

(10)   Commitments and Contingent Liabilities

The Company is not involved in any material litigation, nor is any material litigation threatened against the Company.

(11)   Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contractual amount of the transaction.

(12)   Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2016 that would require recognition or disclosure in this Statement of Financial Condition through February 22, 2017, which is the issuance date of the Statement of Financial Condition.